[redacted]

05036240

BB 3/13

VE 3-10-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Financial Services, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 210
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Loraine Wiser (858) 530-4423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio, North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Financial Services, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Amy Beattie
Signature

COO
Title

Spencer Hill
Notary Public

SPENCER HILL
COMM. #1515956
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Sept. 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2004 and 2003 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 2, 2005

PKF
Certified Public Accountants
A Professional Corporation

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 7,759,095	$ 7,756,281
Receivables from clearing firm	2,048,369	1,149,904
Securities owned	4,966,177	562,859
Deposits with clearing organizations	104,699	105,473
Other receivables	793,285	626,451
Current portion of notes receivable	335,000	-
Other assets and deposits	345,368	157,972
Total current assets	16,351,993	10,358,940
Notes receivable, net of current portion	1,200,000	-
Property and equipment, net	714,183	878,790
Total assets	$ 18,266,176	$ 11,237,730

LIABILITIES AND PARTNERS' CAPITAL

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 414,973	$ 373,820
Securities owned - short position	581	1,029
Accrued commissions	3,044,366	1,952,539
Due to affiliate	135,932	20,977
Deposits in transit	530,146	483,876
Other accrued liabilities	433,702	428,765
Total liabilities	4,559,700	3,261,006
Commitments and contingencies (Note 5)		
PARTNERS' CAPITAL	13,706,476	7,976,724
Total liabilities and partners' capital	$ 18,266,176	$ 11,237,730

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 53,488,355	$ 44,833,437
Marketing assistance	1,220,094	1,168,184
Interest	864,559	817,295
Other	1,803,234	368,414
Total revenues	57,376,242	47,187,330
Expenses:		
Commissions and clearing	45,408,706	38,382,305
Employee compensation and benefits	5,481,772	4,086,851
Meetings and conferences	669,560	617,662
Occupancy and related depreciation	569,079	526,998
Outside services	1,711,225	912,553
Communication and technology	197,585	327,350
Travel and entertainment	181,824	133,933
Advertising and market development	64,159	69,849
Office supplies and printing	145,365	133,257
Insurance	51,731	34,921
Taxes, licenses, and registration fees	25,980	21,775
Interest and bank charges	12,984	20,562
Other	101,519	200,838
Total expenses	54,621,489	45,468,854
Net income	$ 2,754,753	$ 1,718,476

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2004 and 2003

Balance at December 31, 2002	$ 4,758,248
Capital contributions	2,000,000
Distributions	(500,000)
Net income	1,718,476
Balance at December 31, 2003	7,976,724
Capital contributions	4,400,000
Distributions	(1,425,001)
Net income	2,754,753
Balance at December 31, 2004	$ 13,706,476

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,754,753	$ 1,718,476
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	335,818	329,066
Loss on disposal of assets	-	58,749
Decrease (increase) in assets:		
Receivables from clearing firm	(898,465)	(665,640)
Other receivables	(166,834)	(364,735)
Other assets and deposits	(187,396)	25,642
Increase (decrease) in liabilities:		
Accounts payable	41,153	38,452
Securities owned - short position	(448)	1,029
Accrued commissions	1,091,827	1,465,636
Due to affiliate	114,955	(8,825)
Deposits in transit	46,270	(1,896,625)
Other accrued liabilities	4,937	270,960
Net cash provided by operating activities	3,136,570	972,185
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	(4,403,318)	442,920
Deposits with clearing organizations	774	77,650
Notes receivable	(1,535,000)	-
Capital expenditures	(171,211)	(107,592)
Net cash provided by (used in) investing activities	(6,108,755)	412,978
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	4,400,000	2,000,000
Capital distributions	(1,425,001)	(500,000)
Net cash provided by financing activities	2,974,999	1,500,000
Net increase in cash and cash equivalents	2,814	2,885,163
Cash and cash equivalents at the beginning of the year	7,756,281	4,871,118
Cash and cash equivalents at the end of the year	$ 7,759,095	$ 7,756,281

	2004	2003
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 800	$ 800
Interest	$ 6,002	$ 14,945

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

The Partnership

CUSO Financial Services, LP (The "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned

Securities owned include certificates of deposit and treasuries and are stated at market value, based on quoted market prices.

Income Taxes

Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these instruments.

NOTE 2 - ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

The carrying values reflected in the statement of financial condition at December 31, 2004 and 2003 reasonably approximate the fair values for financial instruments. In making such assessment, the Partnership has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2004 and 2003.

Reclassifications

Certain balance sheet and statement of operation balances have been reclassified from prior year to conform to the current years presentation.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2004	2003
Furniture and fixtures	$ 130,850	$ 109,076
Software	1,697,668	1,657,287
Computers and equipment	331,961	278,985
Leasehold improvements	20,735	11,982
	2,181,214	2,057,330
Less: Accumulated depreciation and amortization	(1,467,031)	(1,178,540)
Total furniture and equipment, net	$ 714,183	$ 878,790

NOTE 4 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Partnership maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness (approximately $304,000 at December 31, 2004), whichever is higher. At December 31, 2004 and 2003, the Partnership had net capital of $9,895,327 and $5,956,578 respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.46 to 1 and 0.55 to 1, respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a line of credit with a financial institution. The line of credit carries an interest rate of prime and is renewable on an annual basis. As of December 31, 2004 and 2003 there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease that expired on December 31, 2004. A new facility lease was obtained with a related party on December 1, 2004 which expires December 1, 2009. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities. The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $152,898 and $124,743 for the years ended December 31, 2004 and 2003, respectively. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending	Total
December 31, 2005	$ 200,640
December 31, 2006	200,815
December 31, 2007	200,996
December 30, 2008	201,182
December 30, 2009	184,592
	$ 988,225

Litigation

The Partnership is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Partnership.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Other

The Company has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Company's software trading system. Under the terms of this agreement the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 6 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the NASD. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The partnership first, then the limited partners and finally the general partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 7 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2004 and 2003, the Partnership owed the General Partner $135,932 and $20,977, respectively.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS (Continued)

Loans

In September 2003, the Partnership loaned a total of $150,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum and were due in October 2006, however, the loans were paid down in September 2004. As of December 31, 2004 and 2003, the balances on these loans amounted to $0 and $151,860, respectively.

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011. As of December 31, 2004, the balance on this loan amounted to $355,490.

During June 2004, the Partnership loaned a total of $1,500,000 to two officers of the General Partner. The loans bear interest at 6.0% per annum and require annual payments of $150,000 plus accrued interest beginning June 1, 2005. As of December 31, 2004, the balance on these loans amounted to $1,535,000.

Leases

See Note 5.

NOTE 8 – EMPLOYEE 401(K) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company may make a discretionary profit sharing contribution to the Plan. Total contributions were $172,587 and $133,000 for the years ended December 31, 2004 and 2003, respectively.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

	2004	2003
Partners' capital	$ 13,706,476	$ 7,976,724
Less non-allowable assets:		
Other assets and deposits	(345,566)	(20,570)
Other receivables	(793,285)	(775,984)
Related party notes receivable	(1,535,000)	-
Furniture, equipment and leasehold improvements	(714,183)	(878,790)
Non-allowable assets	(3,388,034)	(1,675,344)
Net capital before charges on security positions	10,318,442	6,301,380
Less charges on security positions:		
Debt securities	(49,800)	(11,005)
Other securities	(3,030)	(3,990)
Undue concentration	-	-
Money market funds	(66,344)	(79,807)
Charges on security positions	(119,174)	(94,802)
Net capital	$ 10,199,268	$ 6,206,578
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 303,941	$ 250,000
Net capital in excess of amount required	$ 9,895,327	$ 5,956,578
Aggregate indebtedness	$ 4,559,119	$ 3,259,977
Ratio of aggregate indebtedness to net capital	0.46 to 1	0.55 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2004 and 2003.

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2004 and 2003

The Partnership does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

CUSO FINANCIAL SERVICES, LP
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

The Partnership is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Partners
CUSO Financial Services, LP
San Diego, California

In planning and performing our audits of the financial statements of CUSO Financial Services, LP as of and for the years ended December 31, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 2, 2005

PKF
Certified Public Accountants
A Professional Corporation